

Mail Stop 3651

November 3, 2006

<u>Via Fax and U.S. Mail</u>

Jeffrey M. Stafell
Executive Vice President and Chief Financial Officer
Metaldyne Corporation
47659 Halyard Drive
Plymouth, Michigan 48170

RE: **Metaldyne Corporation**
Schedule 13E-3 filed on October 5, 2006
File No. 005-35355

Metaldyne Corporation
Schedule 14A and 14C Information filed on October 5, 2006
File No. 001-12086

Dear Mr. Stafell:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. It appears that several persons should have promptly filed an amended or initial Schedule 13D when they determined to engage in the transaction, and possibly as early as when they formed the intent to enter into a transaction that would take the company private. Refer to Rule 13d-2(a). Please advise us why the parties have failed to amend their

Schedules 13D in connection with the going private transaction. In addition, ensure that they file their amended Schedules 13D <u>immediately</u> and disclose, at a minimum, the change to the information presented pursuant to Item 4 of Schedule 13D. Finally, please explain why the signing of the stockholder group did not constitute the formation of a group for purposes of Rule 13d-5(b).

Schedule 13E-3

2. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why you believe that Credit Suisse First Boston Equity Partners ("CSFB"), Timothy Leuliette, Jeffrey Stafeil, Thomas Amato, RHJI, Ripplewood, Asahi Tec Corporation, Argon Acquisition Corp., Masco, Daimler Chrysler, and each party to the stockholder agreement are not affiliates engaged in the going private transaction. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, revise to include each person as a filing person on the Schedule 13E-3.

   Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Item 8(d) Unaffiliated Representative

3. Please direct us to the specific area in your disclosure that discusses whether or not a majority of directors who are not employees has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. Otherwise, please revise to provide this disclosure.

Item 16. Exhibits

4. Please file the "stockholders agreement" and the "stock purchase agreements" as exhibits. Refer to Item 1016(d) of Regulation M-A.

Schedules 14A and 14C

General

5. Please provide an analysis explaining why the signing, at a minimum, of the stock purchase agreements did not constitute registerable events under Section 5 of the Exchange Act for Asahi Tec. Please note that Section 5 governs offers and sales of securities, not issuances.

6. We note that you have already achieved the necessary shareholder approval for the merger transaction. Please provide a supplemental analysis explaining what exemption from the proxy rules was relied upon when soliciting shareholders.

7. Please revise to indicate that the information statement/proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1) and Rule 14c-5(d).

8. Please provide the legend required by Rule 13e-3(e)(1)(iii).

9. Please update all pertinent sections of your disclosure to reflect the lockup agreement that a majority of the 11% senior subordinated note-holders entered into on October 12, 2006, and discuss in details the implications to the merger.

10. Please update all pertinent sections of your disclosure to reflect the recent appointment of Tom Chambers as President and Chief Operating Officer.

Information Statement/Proxy Statement

11. In your letter to stockholders, your summary term sheet and elsewhere as appropriate, identify all principal company stockholders and parties to the stockholder agreement in the letter to shareholders.

12. In the second bullet point of the letter to shareholders, and throughout the document where discussing the Executive Payments, please quantify the amounts to be paid to each executive.

13. On the second page of your letter to shareholders you state that "principal company stockholders" represent approximately 97% of the outstanding Common Stock. Please clarify whether all principal company stockholders have agreed to vote in favor of the proposals 2 and 3. If so, please state this.

Summary Term Sheet, page 1

14. Please revise the summary term sheet so that it appears in bullet point format.

The summary term sheet must briefly describe in bullet point format the most material terms of the proposed transaction. Refer to Item 1001 of Regulation M-A. Currently, your disclosure is too dense and does not focus on the most material terms of the new transaction. For further guidance, refer to Section II.F.2.a of SEC Release No. 33-7760.

15. Revise the introductory paragraph to reflect that the Summary Term Sheet highlights the material aspects of the transaction, not just "a summary of information."

16. Please revise to remove your statement that the summary is qualified "in its entirety" by the more detailed information elsewhere in the Information Statement/Proxy Statement. This implies that you are not discussing the most material points in this section. Please also revise to remove this phrase from your introductory paragraph on page 53.

17. Please include in the proxy statement a disclosure identifying the persons filing the Schedule 13E-3 in connection with the merger. Currently this information appears only on the second page of the Schedule 13E-3, however, this information must also be disclosed in the material distributed to stockholders.

18. Please consider providing a diagram to illustrate the transaction, including the spin off of TriMas Corporation.

Merger Consideration, page 2

19. Please disclose in this section the consideration payable to option holders in connection with the merger. Please also disclose the approximate amount of the total consideration to be paid.

Conditions of the Merger, page 3

20. We note from the last paragraph of this section on page 4 the ongoing discussions you are having with Asahi Tec. Please provide any updates related to your discussions regarding the tender offer for your senior subordinated notes and confirm that you will continue to update your disclosure when there are any material developments.

Material U.S. Federal Income Tax Considerations, page 4

21. Revise to clarify that the discussion later in the document addresses the material tax consequences as opposed to "certain" tax consequences.

Interest of Our Controlling Stockholder and Certain of Our Directors and Executive
Officers in the Merger, page 6

22. We recommend revising this section to disclose here the ownership percentages
    of each filing person.

Special Note Regarding Forward-Looking Statements, page 12

23. Please relocate this section and the "Other Available Information" section so that
    they appear at some point after your "Special Factors" section. Items 7, 8 and 9
    of Schedule 13E-3 should appear in the "Special Factors" section at the beginning
    of the proxy statement immediately following the summary term sheet. See Rule
    13e-3(e)(1)(ii).

24. We note your statement that you undertake no obligation to update information.
    Please either delete this statement or revise to clarify why you believe the
    statement is consistent with your Rule 14a-9 obligation. Please make similar
    revisions in the second paragraph of your "Other Available Information" section.

Special Factors, page 15
Background of the Merger, page 15

25. Please expand your disclosure throughout this section to provide greater details
    and quantify where appropriate. For example, consider quantifying and
    explaining in greater detail your high leverage, margin pressures and capital
    constraints as well as the continued accretion of dividends on your preferred
    stock. Finally, please expand your disclosure to provide a better understanding of
    the impact to you of the Dana Corporation bankruptcy filing, and what related
    ongoing concerns exist.

26. Please provide a reasonably detailed description of the "extensive materials"
    referenced on page 15 that you prepared with the assistance of an investment
    banking firm to pursue a business combination beginning in early 2004. Also,
    provide greater detail about the "significant discussions" you had with three major
    investment banking firms from late 2003 through September 2005 related to
    possible merger partners or buyers.

27. Please identify who first proposed the possibility of going private and when this
    occurred.

28. We note from your disclosure on page 16 that you first meet with Lazard in
    September 2005. Please revise to clarify who initiated this contact or negotiation.
    Please also revise to clarify who Ripplewood is and why Lazard suggested that
    you meet.

29. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Lazard during your evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

30. We note in your first paragraph following the bullet points on page 17 that you suggested some refinements to the assumptions made by Lazard. Please revise to disclose your suggested refinements, to explain why the refinements were necessary, and to clarify whether these were the same ones discussed by Lazard during the subsequent conference call on December 5, 2005 with RHJI. If the refinements discussed on the conference call were different or represented only a select number of the refinements, please discuss.

31. We note the visit to Japan from January 21 through 27 in 2006. Please revise to disclose the substance of any discussions, negotiations, or meetings that took place during this visit.

32. Please clarify your disclosure related to the telephone meeting on January 31, 2006 to identify the "advisors" you were authorized to retain. Also identify the Japanese advisors you engaged in late January to evaluate the potential transaction.

33. We note that at your meeting on February 1, 2006, RHJI indicated that there were significant legal issues with a stock-for-stock merger under Japanese corporate law, along with significant U.S. and Japanese securities law issues. Please revise to disclose the legal issues identified during this meeting and provide details regarding the discussion of these issues and how they served as an impediment to a stock-for-stock merger.

34. Please expand your disclosure relative to the due diligence and presentations conducted in Japan in late February of 2006.

35. In regards to your meetings with Japanese financial institutions during the third week in March, please clarify whether the state of the North American automotive industry was the principal reason for all five of the institutions that declined to provide financing. Please also identify the other reasons that were given.

36. Please revise to disclose the Japanese and U.S. securities law and timing considerations referenced in the first bullet point on page 20 in relation to the 3%

minority stockholders ability to received Asahi Tec common stock in lieu of cash.

37. Please expand your disclosure related to the June 19, 2006 board meeting, during which you reviewed in detail "important considerations that could influence" the Merger evaluation and identify the reasons put forth for continuing to pursue the merger.

Reason for the Merger, page 24

38. Revise the first paragraph to clarify that all material reasons for engaging in the transaction are discussed.

39. The disclosure should not just address why the board recommended the transaction, but should also address the reasons for undertaking a transaction at all.

40. In addition, you should include separate disclosure clearly identifying all the alternatives that were considered by the board and why such alternatives were rejected.

41. Please also provide expanded disclosure to show how the bulleted reasons support the merger as it is structured in its current form and why the merger was undertaken at this particular time. Refer to Item 1013(c) of Regulation M-A and Instruction 1 to Item 1013 of Regulation M-A. The following list contains examples of disclosure which should enhanced:

- The board should expand upon the second bullet point on page 24 to identify the challenges expected and how they factored in to their recommendation of the merger;

- The board should expand upon the third bullet point on page 24 to quantify, to the extent possible, the high degree of leverage, the impact from increases in raw material and energy costs, the high customer concentration, and liquidity challenges;

- The board should expand upon the fifth bullet point on page 24 to provide insight into the "great complexities" in your capital structure and the challenges you face from these;

- The board should expand upon the third bullet point on page 26 to quantify, to the extent possible, the additional value of the TriMas shares;

- Please revise to modify the fourth bullet point on page 26 to clarify that there was only one disinterested member of the board.

42. Please expand the bullets in this section to state how the point supports or does not support a finding of fairness. It is insufficient to list factors in your decision without explaining their significance.

Position of Our Board of Directors

43. Please provide separate disclosure addressing whether each filing person found the transaction to be procedurally and substantively fair to unaffiliated holders and an analysis of the material factors upon which each relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q & A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In that regard, it appears that you may be attempting to rely on your disclosure in the "Reasons for the Merger" section to satisfy this disclosure obligation. Please note that that Item 1013 requires disclosure regarding why each filing person is engaging in the transaction while Item 1014 requires a discussion as to whether the transaction is fair to unaffiliated holders. While there may be some overlap in these discussions, you should separately address each.

44. If one party relied on the analysis of another, such as the financial advisor, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. For instance, if the board is relying on the analyses and conclusions of Lazard, the board must expressly adopt the analyses and conclusions of Lazard.

45. Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. See Q&A in SEC Release No. 34-17719 (April 13, 1981). Please expand your disclosure accordingly. For instance, we note in your "Reasons for the Merger" section you make reference to the "net book value" without providing sufficient disclosure explaining why the board did not consider it.

46. Revise the fairness discussion to disclose why the board reached the conclusion that the transaction is procedurally fair absent the procedural safeguard of Item 1014(c)-(e) of Regulation M-A. For instance, given that the majority vote of unaffiliated shareholders is not required for approval, please discuss the basis of the board's belief that the merger is fair to unaffiliated shareholders despite the lack of this procedural safeguard. Refer to Answer to Question 21 of Release No. 34-17719 for additional guidance.

Opinion of Lazard Freres & Co. LLC, page 28

47. Please expand your summary of the valuation report to include a more detailed summary of procedures followed, assumptions made and limitations imposed. See Item 1015(b)(5) of Regulation M-A. Provide a summary of the instructions given to the advisor by the Board regarding the preparation of its report.

48. Please revise the last bullet point on page 29 to disclose what other financial studies, analyses, and investigations were conducted by Lazard.

Miscellaneous, page 32

49. Please revise the first paragraph on page 33 related to the possible increase or decrease to Lazard's fee to detail the factors that will be used to determine such adjustments and to explain the possible amounts of such adjustments. Refer to Item 1015(b)(4) of Regulation M-A. In addition, revise to discuss any relationship between the company and Lazard during the preceding two years including quantification of any consideration paid to Lazard as a result of any such relationship.

Purposes, Reasons and Plans for Metaldyne After the Merger, page 33

50. Please identify all purposes for the merger for each filing person. Refer to Item 1013(a) of Regulation M-A. In addition, we note that your disclosure in response to Item 7(a) of your Schedule 13E-3 does not incorporate this section. Please revise.

51. Please note that the first sentence of the third paragraph refers to the "above reasons." Please revise to differentiate between the reasons for the structure of the merger and purposes for the merger.

Certain Effects of the Merger; Interests of Certain Persons in the Merger, page 34

52. Please revise the first paragraph of page 35 to disclose the exact number of shareholders that beneficially hold approximately 97% of your outstanding shares.

53. Revise your discussion of each affiliates' interest in the net book value and net earnings to discuss each principal company stockholder individually. Refer to Instruction 3 to Item 1013 of Regulation M-A. Further, expand your disclosure to discuss the tax consequences to each filing person. Refer to Item 1013(d) of Regulation M-A.

54. We note your disclosure of net losses on page 39. Disclose, if true, that filing

persons maintaining an interest in the company will benefit from the Asahi Tec's future use of operating loss carryforwards. Quantify this benefit to the extent practicable. Refer to Instruction 2 to Item 1013 of Regulation M-A.

Material U.S. Federal Income Tax Consequences, page 40

55. Revise the discussion under the header "U.S. holders who Reinvest in Common Stock of Asahi Tec" to clarify that the nature of the uncertainty in greater detail.

Selected Financial Data, page 80

56. We note that you have not provided any pro forma data giving effect to the merger because the consideration consists solely of cash and only Asahi Tec will own the stock. We believe that pro forma data giving effect to the merger would be material to the 3% minority shareholder's decision as to whether to buy Asahi Tec shares in the open market, which you reference as an option if they wished to participate in the possible future growth in your operations. Please revise or advise why you believe this is not material.

Exhibit A

57. Please refile your entire Agreement and Plan of Merger to include the exhibits you reference in the agreement.

Exhibit B

58. We note that on page B-2 the opinion indicates that Lazard's opinion is "solely for the benefit of the Company's Board of Directors…" Revise the transaction statement and opinion to make clear, if true, that unaffiliated security holders may rely upon the materials when making their evaluation. Alternatively, revise to include the basis for the advisor's belief that shareholders cannot rely on its opinion, including (but not limited to) whether the advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law; whether the governing state law has addressed the availability of such a defense to the advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law, or the rights and responsibilities of the board or the advisor under the federal securities laws. See our website, **www.sec.gov**, for further guidance under the Division of Corporation Finance's Current Issues Outline at section II.D.1.

Closing

Please amend the Schedule 13E-3 and Schedule 14A and 14C Information in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact John Stickel at (202) 551-3324 with any questions or you may reach me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions

cc: Jonathan A. Schaffzin, Esq.
      Cahill Gordon & Reindel LLP
      via facsimile: (212) 378-2329